Martin M. Cohen Managing Director	1221 Avenue of the Americas New York, NY 10020 marty.cohen@morganstanley.com

March 7, 2013

By EDGAR & Email

Ms. Amy M. Starr
Chief
Office of Capital Markets Trends
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, DC  20549

Re:	Morgan Stanley
424 Prospectuses relating to Registration Statement on Form S-3ASR
Filed November 21, 2011
File No. 333-178081

Dear Ms. Starr:

Morgan Stanley is pleased to respond to your letter of February 21, 2013 concerning its 424 Prospectuses relating to Registration Statement on Form S-3ASR Filed November 21, 2011.

Morgan Stanley is in the process of finalizing its processes and communications with clients regarding its proposed disclosure.  Morgan Stanley confirms that it will comply promptly with the comments set forth in your letter and in your prior letter with respect to its future prospectuses.

This is to acknowledge that (a) Morgan Stanley is responsible for the adequacy and accuracy of the disclosure in the filings, (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (c) Morgan Stanley may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me at 212-762-5777 if you would like further clarification or additional information.

Sincerely,

/s/ Martin M. Cohen
Martin M. Cohen
Managing Director and Corporate Secretary

cc:	Raquel Fox, Securities and Exchange Commission
Maria Douvas-Orme, Managing Director (212-762-4888)
Elisha Tuku, Executive Director (212-762-5511)